Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Signs Non-Binding Letter of Intent with Renexxion for Reverse Merger

GENEVA (NOV. 4, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced it has signed a non-binding letter of intent (LOI) with Renexxion, Inc. (Renexxion), a privately-held U.S.-based clinical-stage biotechnology company specializing in gastrointestinal disorders therapies. The proposed reverse merger between Relief and Renexxion aims to create a combined entity with an expanded therapeutic pipeline addressing critical unmet healthcare needs worldwide.

The transaction, if entered into and completed, is expected to strengthen the combined company’s competitive position in the biotech industry while providing new growth initiatives through their complementary resources and expertise. This potential strategic merger is anticipated to enhance shareholder value, broaden access to capital, and accelerate the delivery of innovative therapies to patients.

“The contemplated merger with Renexxion represents an exceptional opportunity to build a more resilient and innovative business that stands to benefit our stakeholders, leveraging Relief’s portfolio and proven expertise in rare and specialty diseases,” said Dr. Raghuram Selvaraju, chairman of the board of directors of Relief. “After an extensive strategic review and careful consideration of multiple alternatives, Relief’s board of directors has determined that this combination with Renexxion is the most promising path to deliver sustained value for our shareholders and accelerate our impact on critical healthcare needs worldwide.”

“This prospective merger will be a transformative step forward in Renexxion’s journey,” said Dr. Peter G. Milner, chairman and CEO of Renexxion. “In partnership with Relief, we will be positioned to redefine the landscape of gastrointestinal healthcare by accelerating the clinical development of naronapride, our lead compound, to address critical unmet needs in conditions such as gastroparesis and PPI-non-responsive symptomatic GERD. The FDA IND clearance for U.S. trials in both of these indications underscores naronapride’s strong safety and efficacy profile, positioning it as a potential best-in-class prokinetic. By combining Relief’s resources and expertise with our proven development framework, we aim to accelerate the delivery of urgently needed treatments to patients and expand the therapeutic areas in which the combined company will operate. Together, we are committed to advancing GI therapeutics and becoming a global leader in this space, with a focus on innovation, patient safety, and impactful outcomes.”

Transaction Overview

Pursuant to the terms of the LOI, the transaction will be structured as an equity combination in which Relief would acquire all outstanding shares of Renexxion in exchange for newly issued shares of Relief to be allocated to the Renexxion shareholders, subject to shareholder approval and other conditions. This exchange is based on pre-determined valuations of each company’s equity interests. Relief’s fully diluted equity is valued at USD 100 million, while Renexxion’s equity is valued at USD 260 million, in each case subject to adjustment based on cash held by each company at closing. The initial merger ratio would therefore allocate approximately 72.2% ownership to Renexxion shareholders and 27.8% to Relief shareholders. Post-transaction, it is anticipated that the shares of the combined entity would continue to trade on the SIX Swiss Exchange and remain quoted in the U.S. on OTCQB.

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The LOI also provides for a one-year post-closing reset mechanism to adjust the ownership ratio based on the combined entity’s market value at that time within certain parameters. This provision is intended to protect Relief’s legacy shareholders by ensuring that the ownership distribution continues to accurately reflect performance after the business combination.

Relief and Renexxion will continue negotiations to enter into a definitive merger agreement by December 31, 2024. Completion of the transaction is subject to customary conditions, including (i) the satisfactory completion of additional due diligence, (ii) the execution of a definitive merger agreement, (iii) the completion of a concurrent private financing by Renexxion, and (iv) regulatory and shareholder approvals. There can be no assurance that a definitive agreement will be reached or that the proposed transaction will be entered into or completed as proposed, or at all.

ABOUT RENEXXION

Renexxion, Inc. is a clinical-stage biopharmaceutical company pioneering therapies for gastrointestinal (GI) disorders. Renexxion’s lead compound, naronapride, is a potential best-in-class, highly selective dual-action 5-HT4 agonist/D2-antagonist prokinetic agent designed to enhance GI motility with minimal systemic absorption. Naronapride is currently being studied in a Phase 2 clinical trial for gastroparesis in collaboration with Renexxion’s strategic European partner, a leader in GI therapeutics.

The ongoing multi-center global study (ClinicalTrials.gov ID: NCT05621811) is evaluating naronapride's efficacy, safety and tolerability in a 320-patient, placebo-controlled Phase 2b (MOVE-IT) trial for gastroparesis. Following recent FDA clearance of the Investigational New Drug (IND) application, the trial has expanded to up to 25 sites across the United States. Top-line results are anticipated in 2025.

Gastroparesis is a serious and often underdiagnosed disorder characterized by delayed gastric emptying, affecting approximately 1.7% of the population in the U.S. and 1% in Europe with gastroparesis-like symptoms. Patients experience debilitating symptoms, such as nausea, vomiting, and bloating, often due to diabetic or idiopathic causes. Existing treatments, like metoclopramide, come with significant safety concerns, including a black-box warning, underscoring the need for safer, more effective alternatives. Naronapride’s unique, topically active 5-HT4 and D2 activity has demonstrated acceleration of gastric emptying in healthy volunteers, and relief of symptoms in a range of Phase 2 studies of functional GI disorders.

Additionally, Renexxion has received FDA IND clearance for naronapride as a potential treatment for proton pump inhibitor non-responsive symptomatic gastroesophageal reflux disease (PPI-nrsGERD). PPI-nrsGERD affects up to 10 million people in the U.S., with between 10–40% of patients not achieving adequate symptom control from PPIs alone. Published evidence shows that a combination of PPI treatment and GI prokinetics is more effective than PPIs alone for certain patients. As a locally acting prokinetic, naronapride addresses the GI motility issues underlying these symptoms, offering a promising adjunctive treatment. Renexxion, in conjunction with its European partner, has prioritized PPI-nrsGERD as the next focus in its global development plan.

Renexxion has a robust intellectual property portfolio which strengthens its competitive edge in the GI therapeutics sector. Through strategic partnerships, scientific advancements, and a commitment to addressing patients with high-unmet need, Renexxion aims to redefine GI healthcare and deliver transformative solutions for millions of patients worldwide.

For more information, visit Renexxion’s websites at www.renexxion.com and www.rnexltd.ie.

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ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date. The information provided on Renexxion within this press release and on Renexxion’s website is provided by Renexxion. Relief makes no representation or warranty as to the accuracy, completeness, or reliability of such information and disclaims any obligation or liability in connection with it.

Participants in the Solicitation: Relief and Renexxion and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Relief shareholders and other interested persons may obtain more detailed information regarding directors and officers of Relief in Relief’s Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 30, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Relief’s and Renexxion’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that Relief, Renexxion or a combined company intends to file with the SEC.

No Offer or Solicitation: This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Renexxion, Relief or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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